UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 15, 2024

Callon Petroleum Company
(Exact name of registrant as specified in its charter)

DE	001-14039	64-0844345
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

One Briarlake Plaza
2000 W. Sam Houston Parkway S., Suite 2000
Houston, TX 77042

(Address of principal executive offices, including zip code)

(281) 589-5200

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	CPE	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).
☐    Emerging growth company
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.
As previously disclosed, on January 3, 2024, Callon Petroleum Company, a Delaware corporation (“Callon”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with APA Corporation, a Delaware corporation (“APA”), and Astro Comet Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of APA (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions set forth therein, (1) Merger Sub will be merged with and into Callon (the “Merger”), with Callon surviving and continuing as the surviving corporation in the Merger as a wholly owned, direct subsidiary of APA, and (2) at the effective time of the Merger, each outstanding share of common stock of Callon (other than Excluded Shares (as defined in the Merger Agreement)) will be converted into the right to receive, without interest, 1.0425 shares of common stock of APA, with cash in lieu of fractional shares. APA has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which included a preliminary joint proxy statement/prospectus for the solicitation of proxies in connection with the special meetings of APA’s and Callon’s stockholders, to be held on March 27, 2024, to vote upon, among other things, matters necessary to complete the Merger. The SEC declared the Registration Statement effective on February 15, 2024, and Callon filed a definitive joint proxy statement/prospectus (the “Proxy Statement/Prospectus”) on February 16, 2024. Callon commenced mailing of the Proxy Statement/Prospectus to its stockholders on or about February 16, 2024.
Litigation Related to the Merger
As of the date hereof, Callon has, to its knowledge, received a total of thirteen demand letters from its purported stockholders (the “Callon Demand Letters”) and APA has, to its knowledge, received a total of two demand letters from its purported stockholders (together with the Callon Demand Letters, the “Demand Letters”) and five complaints have been filed with respect to the Merger. The complaints are captioned as follows: Zachary Woodbury v. Callon Petroleum Company, et al., Case No. 1:24-cv-01271 (S.D.N.Y.) (the “Woodbury Action”), Dean Drulias v. Callon Petroleum Company, et al., Cause No. 2024-11563 (Harris Cnty., Tex.) (the “Drulias Action”), William Durling v. Callon Petroleum Company, et al., Case No. 2024-0203 1:24-cv-01271 (Del. Ch.) (the “Durling Action”), William Ballard v. Callon Petroleum Company, et al., Case No. 1:24-cv-01866 (S.D.N.Y) (the “Ballard Action”), and Robert Williams v. Callon Petroleum, et al., Case No. 1:24-cv-00331 (D. Del.) (the “Williams Action”) (collectively referred to as the “Stockholder Actions”). The Woodbury Action, the Drulias Action, the Durling Action, the Ballard Action and the Williams Action were filed by purported Callon stockholders and name Callon and the members of the Callon board of directors as defendants. The Drulias Action also names APA as a defendant.
The Demand Letters and the Stockholder Actions allege that, among other things, the Proxy Statement/Prospectus contains certain disclosure deficiencies and/or incomplete information regarding the Merger. It is possible that additional, similar demand letters or complaints may be received or filed or the Stockholder Actions may be amended. Callon does not intend to announce the receipt or filing of each additional, similar demand letter, complaint or any amended complaint. Although Callon cannot predict the outcome of or estimate the possible loss or range of loss from these matters, Callon and Callon’s directors believe that the allegations contained in the Demand Letters and Stockholder Actions are without merit.
Callon believes that no supplemental disclosures are required under applicable laws; however, in order to avoid the risk of the Demand Letters and the Stockholder Actions delaying the Merger and minimize the expense of defending the Stockholder Actions, and without admitting any liability or wrongdoing, Callon is voluntarily making certain disclosures below that supplement those contained in the Proxy Statement/Prospectus. These disclosures, and disclosures on certain other matters, are provided in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Callon specifically denies all allegations in the Demand Letters and the Stockholder Actions, including that any additional disclosure was or is required.
SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS
This supplemental information to the Proxy Statement/Prospectus should be read in connection with the Proxy Statement/Prospectus, which should be read in its entirety. All page references are to pages in the Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement/Prospectus.
The disclosure on page 47 of the Proxy Statement/Prospectus is hereby supplemented by inserting the following sentence at the end of the sixth paragraph:
Neither the APA October Proposal nor any other of APA’s offers to acquire Callon included any details regarding management retention or equity participation in the combined company for Callon management, other than with respect to outstanding equity awards held by Callon management, and there were no other discussions with APA regarding potential post-closing employment of Callon management.
The disclosure on page 49 of the Proxy Statement/Prospectus is hereby supplemented by inserting the following two sentences at the end of the seventh full paragraph:

Callon has agreed to pay RBCCM an aggregate fee for its services of $13.0 million, of which $2.5 million was paid upon the execution of the Merger Agreement and the balance is payable contingent upon completion of the merger. Callon also has agreed to reimburse RBCCM for its reasonable expenses, including fees and expenses of counsel, and to indemnify RBCCM and related parties against certain liabilities, including liabilities under federal securities laws, arising out of RBCCM’s engagement. During the approximately two-year period prior to December 29, 2023, RBCCM and its affiliates provided investment banking, commercial banking and other services to Callon and APA, for which services RBCCM and/or its affiliates received aggregate fees of approximately $6.37 million and $2.6 million, respectively. In addition, an affiliate of RBCCM is a lender under Callon’s revolving credit facility and APA’s revolving credit facility and letter of credit facility.
The disclosure on page 50 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the eighth paragraph as follows:
On December 12, 2023, Company D provided a one-page summary of its synergy analysis, which illustrated anticipated synergies of between $160 and $200 million attributable to operational and general and administrative synergies and represented a significant increase from the $100 million in anticipated synergies provided by Company D on November 29, 2023.
The disclosure on page 52 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the first paragraph as follows:
On December 19, 2023, Mr. Gatto and members of the Callon management team met with representatives of each of Kirkland and Morgan Stanley to discuss methods for delivering the Callon Board more comparable information on each of APA’s and Company D’s interest in a potential transaction with Callon. In the preceding weeks, APA had conducted significant operational and financial due diligence, responded promptly to Callon’s requests for information, and reaffirmed its offer price, while in contrast Company D had not engaged in substantive and operational due diligence and had not provided support for its meaningfully increased synergies estimate, and there was uncertainty regarding the soundness of the exchange ratio in the Company D Nov. 6 Proposal in light of market trading volatility and acquisition speculation, especially among small- and mid-capitalization companies after the Bloomberg article on December 15, 2023. To enable the Callon Board to evaluate its options, Mr. Gatto instructed the outside advisors to implement a process to better compare the terms on which each party was amenable to engage in a potential transaction. Also on December 19, 2023, Company D communicated to Callon that it would not proceed unless Callon entered into an exclusivity arrangement and provided a draft agreement for that purpose.
The disclosure on page 52 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the fourth paragraph as follows:
On December 20, 2023, the chief executive officer of Company D confirmed the exchange ratio proposed in the Company D Nov. 6 Proposal, which implied a premium of 12.3% to the closing price of Callon Common Stock on December 19, 2023. The chief executive officer of Company D also asked Callon to enter into exclusive negotiations with Company D and directed Callon to the draft merger agreement submitted by Company D on November 30, implying that Company D would not comment on the form of agreement proposed by Callon. Company D provided no additional detail regarding its outstanding due diligence requests or any support for its estimated synergies, as requested by Mr. Gatto.
The disclosure starting on page 52 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the seventh full paragraph as follows:
On December 26, 2023, APA provided to Callon an updated non-binding proposal specifying APA’s interest in acquiring all of the outstanding capital stock of Callon in exchange for 1.020 shares of APA Common Stock, an increase from its prior proposal, with an implied premium of 10% to the closing price of Callon Common Stock on December 22, 2023. APA’s proposal indicated that one member of the Callon Board would be appointed to the APA Board following closing, affirmed that the proposal was not subject to any additional due diligence, included a detailed strategic rationale, including approximately $50 million per year of immediately available synergies from overhead reductions, and proposed that the parties work to announce entry into definitive transaction documentation by January 8, 2024. In furtherance of that timeline, APA provided to Callon commitment papers for a bridge facility, the proceeds of which were expected to be used to repay all of Callon’s outstanding indebtedness and, as requested by the process letter, a markup to Callon’s draft merger agreement. APA’s marked draft of the merger agreement proposed that (i) both Callon and APA would be bound by a force the vote provision, (ii) a termination fee would be payable by Callon, in an amount equal to $95 million, and by APA, in an amount equal to $115 million, in each case following termination of the merger agreement under certain circumstances, (iii) either party could terminate the merger agreement if the transactions were not consummated within a to-be-specified number of months from the execution thereof, and (iv) APA would not be obligated to make any divestitures or agree to any restrictive covenants in order to obtain applicable regulatory approvals if such action would result in a material adverse effect on the combined company, if the combined company were the size of Callon.

The disclosure on page 53 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the second full paragraph as follows:
On December 27, 2023, following Company D’s failure to respond to Callon’s request that all parties submit updated proposals with additional detail and a mark-up of the draft merger agreement, Mr. Gatto reached out to the chief executive officer of Company D to request clarification as to whether Company D intended to submit information responsive to the letter of December 19, 2023. In response, the chief executive officer of Company D said that Company D would not be submitting a response to the Callon process letter and reaffirmed the economic terms of the Company D Nov. 6 Proposal, which implied a premium of 18.1% to the closing price of Callon Common Stock on December 26, 2023. In addition, the chief executive officer of Company D did not respond to Callon’s request for additional due diligence items, support for estimated synergies or comments to Callon’s draft merger agreement.
The disclosure starting on page 53 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the third full paragraph as follows:
Also on December 27, 2023, the Callon Board held a meeting to consider a potential transaction, with members of the Callon management team and representatives from Kirkland, Morgan Stanley, and RBCCM in attendance. During this meeting, Ms. Ecklund reviewed with the Callon Board its fiduciary duties in considering strategic alternatives, and representatives of Morgan Stanley and RBCCM provided an update on the status of discussions with APA and Company D and presented a side-by-side comparison of the terms and status of each potential counterparty’s interest in a potential transaction with Callon. Representatives of Morgan Stanley and RBCCM presented financial analyses for Callon, APA, and Company D, and the Callon Board considered Callon’s outlook and prospects as a standalone company based on the capital budget and development plan approved by the Callon Board on December 14, 2023. Representatives of Kirkland then summarized the terms of APA’s proposed merger agreement submitted to Callon on December 26, 2023. The Callon Board discussed the potential risk-adjusted relative economic values of each of APA’s and Company D’s proposals, including on the one hand, the potential opportunity for a positive increase to the premium to Callon stockholders that may have been achieved if the Callon Board waited until Company D was able to provide additional clarity regarding the total value proposition of its proposal (and Company D ultimately completed its due diligence of Callon and decided to provide a higher valued proposal) and, on the other hand, the perceived risks that Company D’s representatives had not yet conducted sufficient financial and operational due diligence, the high likelihood that Callon and APA could execute definitive documentation as currently proposed by APA in a shorter time frame relative to the time it would take to negotiate definitive documentation with Company D given that Company D had not yet submitted comments to Callon’s form of merger agreement as previously requested, as well as the overwhelming engagement of APA and its outside financial and legal advisors to expeditiously and decisively participate in the process. Notwithstanding the reaffirmation by Company D of the Company D Nov. 6 Proposal on December 27th, the Callon Board also considered the likelihood that Company D would renegotiate the proposed exchange offer at a future date. Given that representatives of Company D had previously indicated to Callon and Morgan Stanley that a downward adjustment to the exchange ratio may be warranted if the implied premium became too high (which was represented to be around 20%), the Callon Board believed that there was a high likelihood that Company D would indeed attempt to renegotiate the exchange ratio at a later time. In addition, considering that Company D representatives had neither conducted sufficient financial and operational due diligence nor provided substantiated synergy estimates, as well the failure of Company D and its outside financial and legal advisors to follow Callon’s process as set forth in the process letter provided by Morgan Stanley, the Callon Board viewed the Company D Nov. 6 Proposal as materially incomplete, subject to substantial revision on economic and legal terms and unlikely to be executed on the timeframe or otherwise within the parameters requested by the Callon Board. On the contrary, given APA’s and its outside financial and legal advisors’ expeditious and decisive participation in the process, the Callon Board believed that there was a high likelihood that Callon and APA could reach agreement on acceptable economic terms and execute definitive documentation as currently proposed by APA in a shorter time frame and with greater certainty.
With respect to each of APA’s and Company D’s operations and financial standing, the Callon Board discussed the fact that a merger with APA would result in Callon stockholders owning equity of a company with a diversified asset base with exposure to both conventional and unconventional play types, a larger market capitalization, and an investment grade credit rating, while a merger with Company D would result in Callon stockholders owning equity in a small-mid capitalization company with a less diverse asset base. The Callon Board discussed that a potential transaction with Company D may not achieve sufficient scale. In addition, the Callon Board discussed whether Company D’s materially increased anticipated synergies were supportable in light of the fact that such synergies would be meaningfully greater than the anticipated synergies in precedent transactions that Callon used for benchmarking. With respect to APA, the Callon Board discussed with its advisors the additional complexity and commodity and geopolitical risks accompanying APA’s diversified asset portfolio. Notwithstanding the additional complexity and risks, the Callon Board believed that APA’s global assets presented opportunities for free cash flow stability and future growth. In addition, the pro forma Permian Basin footprint would represent the majority of APA’s production profile and provide the opportunity for additional capital allocation to the Callon asset base over time. The Callon Board also discussed the performance history of APA’s Common Stock and trading multiples and the potential impact of a more scaled Permian Basin presence. In order to maximize the consideration reasonably available to Callon’s stockholders, the Callon Board determined that it would be prudent to remain engaged with APA, while also soliciting clarity from Company D. To that end, the Callon Board requested that Callon management provide a counterproposal to APA contemplating an exchange ratio of 1.065 shares of APA Common Stock for each share of Callon Common Stock outstanding and certain modifications to the terms of the merger agreement. The exchange ratio of 1.065 implied a premium of 16.7% to the closing price of Callon Common Stock on December 26, 2023.
The disclosure on page 56 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the first full paragraph as follows:
After the meeting of the Callon Board on January 2, 2024, Company D submitted a revised proposal affirming the exchange ratio set forth in the Company D Nov. 6 Proposal, which implied a premium of 20.7% to the closing price of Callon Common Stock on January 2, 2024. On this date, Company D also provided a marked copy of the Callon draft merger agreement, which included substantial changes (including additional conditionality) that would have likely required extensive and protracted negotiations between the parties, in contrast to the draft merger agreement being negotiated with APA, which was substantially complete. The revised proposal also specified, among other matters, that (i) Company D proposed to pay any cash required to consummate the potential transaction out of cash on hand and undrawn capacity on its revolver, (ii) Callon would appoint two members of the Callon Board to the board of directors of Company D after closing, (iii) additional due diligence would be required to refine synergies and financial attributes of the combined company, and (iv) Company D would be prepared to execute definitive transaction documentation in two weeks. The proposal also noted the need for further discussions regarding the public communication of the merits of the transaction, including synergies and pro forma guidance related to an operational plan that contemplated reduced overall drilling activity.
The disclosure starting on page 56 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the fifth full paragraph as follows:
On January 3, 2024, the Callon Board held a meeting to consider a potential transaction with members of the Callon management team and representatives from Kirkland, Morgan Stanley, and RBCCM in attendance. During this meeting, Ms. Ecklund reviewed with the Callon Board its fiduciary duties in considering strategic alternatives. Mr. Gatto reviewed with the Callon Board the terms of Company D’s proposal received the prior evening with assistance from each of Kirkland and Morgan Stanley. Representatives of Kirkland then summarized the changes to the terms of the draft merger agreement with APA from those reviewed with the Callon Board on January 2, 2024. Representatives of Morgan Stanley then reviewed its financial analysis of the exchange ratio. Based on the closing price of Callon Common Stock on January 3, 2024, the implied premium of the APA proposal was 13.9% and the implied premium of the Company D proposal was 18.0%. The Callon Board resumed its discussion regarding the potential risk-adjusted relative economic values of each of APA’s and Company D’s proposals, including on the one hand, the potential opportunity for a positive increase to the premium to Callon stockholders that could be sought relative to APA offer if the Callon Board continued to wait until Company D was able to refine its analysis and provide a more definitive view of the complete value proposition of the offer, and, on the other hand, the potential market reaction to announcement of a transaction with Company D as compared to one with APA, the perceived risk that APA may withdraw its interest and whose proposal had tangible synergies and certainty of execution, among other positive factors that would be expected to be catalysts for future value creation. In this regard, the Callon Board also believed that the quality of the synergy analysis was an important consideration in analyzing the proposals by APA and Company D. Morgan Stanley then delivered its oral opinion to the Callon Board, which opinion was subsequently confirmed in a written opinion dated January 3, 2024, that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the exchange ratio pursuant to the Merger Agreement was fair from a financial point of view to the holders of Callon Common Stock (other than APA, Merger Sub and their respective affiliates). The opinion of Morgan Stanley is further discussed in the section entitled “—Opinion of Morgan Stanley, Callon’s Financial Advisor.” After discussion, the Callon Board unanimously determined that the Merger Agreement, the merger, and the other transactions contemplated by the Merger Agreement to be in the best interests of, and are advisable to, Callon and the holders of Callon Common Stock, approved and declared advisable the Merger Agreement, the merger, and the other transactions contemplated by the Merger Agreement, and resolved to recommend that the holders of Callon Common Stock adopt and approve the Merger Agreement, the merger, and the other transactions contemplated by the Merger Agreement.
The disclosure on page 57 of the Proxy Statement/Prospectus is hereby supplemented by inserting the paragraphs as follows after the second full paragraph:
On March 15, 2024, the Callon Board executed an unanimous written consent ratifying and affirming the matters approved by the Callon Board on January 3, 2024 regarding the merger.
Since the announcement of the transaction on January 4, 2024 and through March 15, 2024, no potential counterparties have made contact with Callon or its advisors to express interest in acquiring Callon.

The disclosure on page 64 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the first full paragraph as follows:
APA – Net Asset Value Analysis. With respect to APA, Citi applied, based on its professional judgment and experience, discount rates of 8.9% to 9.6%, representing the range of discount rates for APA selected by Citi based on APA’s weighted average cost of capital. The weighted average cost of capital for APA was derived by application of the capital asset pricing model. Citi deducted from the resulting net present value calculation the net debt of APA as of September 30, 2023, and made certain other adjustments to account for, among other things, certain liabilities and other items not reflected in net debt, cash taxes, and equity investments, each as provided by APA management, to derive an implied equity value range. This analysis indicated an approximate implied per share equity value reference range for APA of $36.40 to $39.10.
The disclosure on page 64 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the second full paragraph as follows:
Callon – Net Asset Value Analysis. With respect to Callon, Citi applied, based on its professional judgment and experience, discount rates of 9.4% to 10.3%, representing the range of discount rates for Callon selected by Citi based on Callon’s weighted average cost of capital. The weighted average cost of capital for Callon was derived by application of the capital asset pricing model. Citi also estimated the present value, based on the discount rates noted above, of the synergies anticipated by APA management to result from the merger. Citi deducted from the resulting net present value calculation the net debt of Callon as of September 30, 2023, and made certain other adjustments to account for, among other things, certain liabilities and other items not reflected in net debt and cash taxes, each as provided by APA management, to derive an implied equity value range. This analysis indicated approximate implied per share equity value reference ranges for Callon of $37.05 to $40.45 (without synergies) and $44.05 to $47.65 (including synergies).
The disclosure on page 64 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the fifth full paragraph as follows:
APA – Discounted Cash Flow Analysis. Citi performed a discounted cash flow analysis of APA by calculating the estimated present value (as of September 30, 2023) of the standalone unlevered free cash flows that APA was forecasted to generate for the quarter ended December 31, 2023, and during the fiscal years ending December 31, 2024, through December 31, 2028, based on the APA Projections. Citi calculated an implied terminal value range for APA by applying to APA’s fiscal year 2028 estimated EBITDA (based on the APA Projections) a selected range of EBITDA multiples of 3.6x to 4.3x (selected based on its professional judgment and experience, taking into account, current and historical trading multiples for APA and selected peers of APA). The present values (as of September 30, 2023) of the cash flows and terminal values were then calculated using a selected range of discount rates of 8.9% to 9.6%, based on APA’s weighted average cost of capital referred to above. This analysis indicated an approximate implied per share equity value reference range for APA of $33.25 to $40.70.
The disclosure on page 64 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the sixth full paragraph as follows:
Callon – Discounted Cash Flow Analysis. Citi performed a discounted cash flow analysis of Callon by calculating the estimated present value (as of September 30, 2023) of the standalone unlevered free cash flows that Callon was forecasted to generate for the quarter ended December 31, 2023, and during the fiscal years ending December 31, 2024, through December 31, 2028, based on the Callon Projections. Citi also estimated the present value of the synergies anticipated by APA management to result from the merger. Citi calculated an implied terminal value range for Callon by applying to Callon’s fiscal year 2028 estimated EBITDA (based on the Callon Projections) a selected range of EBITDA multiples of 2.8x to 3.7x (selected based on its professional judgment and experience, taking into account, current and historical trading multiples for Callon and selected peers of Callon). The present values (as of September 30, 2023) of the cash flows and terminal values were then calculated using a selected range of discount rates of 9.4% to 10.3%, based on Callon’s weighted average cost of capital referred to above. This analysis indicated approximate implied per share equity value reference ranges for Callon of $31.00 to $40.70 (without synergies) and $35.40 to $45.60 (including synergies).
The disclosure on page 65 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the table between the second and third full paragraphs as follows:

Selected Companies	Enterprise Value / 2024E EBITDA
Devon Energy Corporation	4.5x
Marathon Oil Corporation	4.0x
Ovintiv Inc.	3.8x

The disclosure on page 65 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the fifth full paragraph as follows:
Citi noted that, based on market data as of January 3, 2024, the calendar year 2024 estimated adjusted EBITDA multiple observed for APA was 3.1x (based on Street Estimates). Citi then applied, based on its professional judgment and experience, selected ranges of calendar year 2024 estimated adjusted EBITDA multiples of 3.1x to 4.0x to APA’s calendar year 2024 estimated adjusted EBITDA (based on the APA Projections and the Street Estimates). This analysis indicated approximate implied per share equity value reference ranges for APA of $30.05 to $42.80 (APA Projections) and $36.75 to $51.20 (Street Estimates).
The disclosure on page 65 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the table after the sixth full paragraph as follows:

Selected Companies	Enterprise Value / 2024E EBITDA
Permian Resources Corp.	3.9x
Civitas Resources, Inc.	2.9x
Matador Resources Company	3.8x
Chord Energy Corp.	3.6x
SM Energy Company	3.1x
Magnolia Oil & Gas Corp.	4.6x
Vital Energy, Inc.	2.7x
The disclosure on page 66 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the third full paragraph as follows:
Citi noted that, based on market data as of January 3, 2024, the calendar year 2024 estimated adjusted EBITDA multiple observed for Callon was 3.1x (based on Street Estimates). Citi then applied, based on its professional judgment and experience, selected ranges of calendar year 2024 estimated adjusted EBITDA multiples of 2.7x to 3.6x to Callon’s calendar year 2024 estimated adjusted EBITDA (based on the Callon Projections and the Street Estimates). This analysis indicated approximate implied per share equity value reference ranges for Callon of $21.60 to $37.45 (Callon Projections) and $25.90 to $43.05 (Street Estimates).
The disclosure on page 66 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the table after the sixth full paragraph as follows:

Date Announced		Target	Acquiror	Enterprise Value / Forward EBITDA
10/04/23	. . . .	Selected Assets of Vencer Energy, LLC	Civitas Resources, Inc.	2.8x
08/21/23	. . . .	Earthstone Energy, Inc.	Permian Resources Corp.	3.1x
06/20/23	. . . .	Selected Assets of Tap Rock Resources	Civitas Resources, Inc.	3.0x
06/15/23	. . . .	Novo Oil & Gas Holdings	Earthstone Energy, Inc. / Northern Oil and Gas, Inc.	2.7x
01/24/23	. . . .	Advance Energy Partners Holdings	Matador Resources Company	3.2x
05/19/22	. . . .	Colgate Energy Partners III, LLC	Centennial Resource Development, Inc.	2.7x
The disclosure on page 72 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the table in the fourth full paragraph as follows:

Selected Companies	Enterprise Value / 2024E EBITDA	Enterprise Value / 2025E EBITDA
Civitas Resources, Inc.	3.0x	3.0x
Matador Resources Company	4.0x	3.8x
Chord Energy Corp.	3.6x	3.7x
SM Energy Company	3.1x	3.0x

Crescent Energy Company	3.1x	3.1x
Vital Energy, Inc.	2.7x	2.7x
The disclosure on page 72 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the table in the sixth full paragraph as follows:

Selected Companies	Enterprise Value / 2024E EBITDA	Enterprise Value / 2025E EBITDA
Devon Energy Corporation	4.4x	4.5x
Coterra Energy, Inc.	4.6x	4.1x
Marathon Oil Corporation	4.0x	4.2x
Ovintiv, Inc.	3.7x	3.6x
Permian Resources Corp.	3.9x	3.7x
The disclosure on page 73 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the third full paragraph as follows:
With respect to Callon, WFS applied discount rates of 9.5% to 12.0%, representing the range of discount rates for Callon selected by WFS, based on its professional judgment and experience, based on Callon’s weighted average cost of capital. The weighted average cost of capital for Callon was derived by application of the capital asset pricing model. WFS also estimated the present value, based on the discount rates noted above, of the synergies anticipated by APA management to result from the merger. WFS deducted from the resulting net present value calculation the net debt of Callon as of September 30, 2023, and made certain other adjustments to account for, among other things, certain liabilities and other items not reflected in net debt, cash taxes and share repurchases undertaken in the quarter ended December 31, 2023, each as provided by APA management, to derive an implied equity value range. This analysis indicated an approximate implied per share equity value reference range for Callon of $30.19 to $38.73 (without synergies) and $36.29 to $45.44 (including synergies).
The disclosure on page 73 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the fourth full paragraph as follows:
With respect to APA, WFS applied discount rates of 8.0% to 9.5%, representing the range of discount rates for APA selected by WFS, based on its professional judgment and experience, based on APA’s weighted average cost of capital. The weighted average cost of capital for APA was derived by application of the capital asset pricing model. WFS deducted from the resulting net present value calculation the net debt of APA as of September 30, 2023, and made certain other adjustments to account for, among other things, certain liabilities and other items not reflected in net debt, cash taxes, equity investments, and share repurchases undertaken in the quarter ended December 31, 2023, each as provided by APA management, to derive an implied equity value range. This analysis indicated an approximate implied per share equity value reference range for APA of $36.73 to $42.81.
The disclosure on page 73 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the sixth full paragraph as follows:
WFS performed a net asset value analysis for the combined company by calculating the estimated net present value, as of September 30, 2023, of the projected unlevered, after-tax free cash flows of the combined company after September 30, 2023, based on the APA Projections and the Callon Projections, which reflected APA management’s estimates of oil and gas reserves and resources. WFS applied discount rates of 8.0% to 9.5%, representing the range of discount rates selected by WFS based on APA’s weighted average cost of capital as referenced above. WFS added the estimated the present value, based on the same discount rates of 8.0% to 9.5%, of the synergies anticipated by APA management to result from the merger. WFS deducted from the resulting net present value calculation the net debt of APA and Callon as of September 30, 2023, and made certain other adjustments to account for, among other things, certain liabilities and other items not reflected in net debt, cash taxes, equity investments, share repurchases undertaken in the quarter ended December 31, 2023, and APA’s estimate of transaction expenses, each as provided by APA management, to derive an implied equity value range for the pro forma combined company. This analysis indicated an approximate implied per share equity value reference range for the pro forma combined company of $37.75 to $43.90, as compared to the approximate implied per share equity value reference range for APA indicated by the standalone net asset value analysis for APA ($36.73 to $42.81).
The disclosure on page 76 of the Proxy Statement/Prospectus is hereby supplemented by amending and restating the third full paragraph as follows:
Drives Significant Cost and Operational Synergies and Potential Inventory Delineation. The Callon Board considered their expectation that the merger will result in tangible, near-term operational efficiencies, overhead savings, and reduced financing expense at an ultimate annual run rate of $150 million. The parties expected that the $150 million in annual synergies would be comprised of (i) approximately $55 million that may be achieved through the elimination of public company costs and optimizing general and administrative expenses; (ii) approximately $40 million that may result from the replacement of Callon’s debt cost with APA’s debt cost over time; and (iii) approximately $55 million that may result from operating efficiencies. The Callon Board believed that the proposed synergies were highly attainable based on precedent transactions of similar size. With a larger combined Permian production base over which to spread fixed costs, key unit cost metrics should improve. In addition, the Callon Board believed that APA’s demonstrated Permian expertise in both the Delaware and Midland Basins and broader organizational capabilities will provide additional opportunities for optimized development and delineation of new hydrocarbon resources over time on the existing Callon asset base.
The disclosure on page 82 of the Proxy Statement/Prospectus under the heading “Callon Discounted Cash Flow—Net Asset Value Analysis” is hereby supplemented by amending and restating the first paragraph as follows:
With respect to Callon, Morgan Stanley calculated a range of implied total net asset value of Callon and values per share of Callon Common Stock based on estimates of future Callon Unlevered Free Cash Flow of Callon based on estimates by Callon management from January 1, 2024, through December 31, 2074, under each of Case A and Case B. Morgan Stanley then discounted the Callon Unlevered Free Cash Flow to present value as of December 31, 2023, using discount rates of 10.3% to 11.6%, representing the range of discount rates for Callon selected by Morgan Stanley based on Callon’s weighted average cost of capital, which was calculated based on Morgan Stanley’s professional judgment and experience. Morgan Stanley then deducted the net debt of $1,932 million, cash-settled awards of $2 million, asset retirement obligations of $41 million, and net working capital of $362 million of Callon, in each case, as provided by Callon management, from the resulting value to derive net asset value. Morgan Stanley then divided the implied net asset value by the number of fully diluted shares, as of January 2, 2024, as provided by Callon management and calculated using the treasury stock method, of approximately 67.3 million shares of Callon Common Stock, to derive a range of implied values per share of Callon Common Stock, each rounded to the nearest $0.25, as of December 31, 2023, of $29.75 to $36.00 with respect to Case A and $52.50 to $60.25 with respect to Case B.
The disclosure on page 83 of the Proxy Statement/Prospectus under the heading “APA Discounted Cash Flow—Net Asset Value Analysis” is hereby supplemented by amending and restating the first paragraph as follows:
With respect to APA, Morgan Stanley calculated a range of implied total net asset value of APA and values per share of APA Common Stock based on estimates of future APA Unlevered Free Cash Flow of APA based on estimates by Callon management from January 1, 2024, through December 31, 2050, under each of Case A and Case B. Morgan Stanley then discounted the APA Unlevered Free Cash Flow to present value as of December 31, 2023, using discount rates of 9.1% to 10.4%, representing the range of discount rates for APA selected by Morgan Stanley based on APA’s weighted average cost of capital, which was calculated based on Morgan Stanley’s professional judgment and experience. Morgan Stanley then deducted net debt of $5,098 million, net working capital of ($5 million), and cash-settled awards of APA of $317 million and added the value of equity investments of APA of $441 million, in each case, as provided by Callon management or disclosed in APA’s public filings, from the resulting value to derive net asset value. Morgan Stanley then divided the implied net asset value by the number of fully diluted shares, as of January 2, 2024, as provided by APA management and calculated using the treasury stock method, of approximately 304.1 million shares of APA Common Stock, to derive a range of implied values per share of APA Common Stock, each rounded to the nearest $0.25, as of December 31, 2023, of $32.00 to $36.75 with respect to Case A and $47.75 to $53.75 with respect to Case B.
The disclosure on page 84 of the Proxy Statement/Prospectus under the heading “Comparable Company Analysis” is hereby supplemented by amending and restating the second full paragraph as follows:
Based on the estimated number of fully diluted shares of Callon, as of January 2, 2024, as provided by Callon management and calculated using the treasury stock method, of approximately 67.3 million shares of Callon Common Stock, Morgan Stanley calculated the following ranges of the implied per share values of Callon Common Stock, each rounded to the nearest $0.25:
The disclosure on page 84 of the Proxy Statement/Prospectus under the heading “Comparable Company Analysis” is hereby supplemented by amending and restating the fourth full paragraph as follows:
Based on the estimated number of fully diluted shares of APA, as of January 2, 2024, as provided by APA management and calculated using the treasury stock method, of approximately 304.1 million shares of APA Common Stock, Morgan Stanley calculated the following ranges of implied per share values of APA Common Stock, each rounded to the nearest $0.25:
The disclosure on page 86 of the Proxy Statement/Prospectus under the heading “Precedent Transactions Analysis” is hereby supplemented by amending and restating the first full paragraph as follows:
Based on the estimated number of fully diluted shares of Callon, as of January 2, 2024, as provided by Callon management and calculated using the treasury stock method, of approximately 67.3 million shares of Callon Common Stock, Morgan Stanley calculated the following ranges of the implied per share value of Callon Common Stock, rounded to the nearest $0.25:
The disclosure on page 86 of the Proxy Statement/Prospectus under the heading “Precedent Transactions Analysis” is hereby supplemented by amending and restating the third full paragraph as follows:

Based on the estimated number of fully diluted shares of APA, as of January 2, 2024, as provided by APA management and calculated using the treasury stock method, of approximately 304.1 million shares of APA Common Stock, Morgan Stanley calculated the following ranges of the implied per share value of APA Common Stock, rounded to the nearest $0.25:
The disclosure on page 87 of the Proxy Statement/Prospectus under the heading “Equity Research Valuation” is hereby amended and restated as follows:
Callon
Morgan Stanley reviewed sell-side analyst price targets per share of Callon Common Stock prepared and published by 11 equity research analysts during the one-month period ending January 2, 2024.
Morgan Stanley observed the following price targets:

Analyst	Price Target
Analyst A	$41.00
Analyst B	$38.00
Analyst C	$34.00
Analyst D	$36.00
Analyst E	$60.00
Analyst F	$54.00
Analyst G	$35.00
Analyst H	$37.00
Analyst I	$40.00
Analyst J	$44.00
Analyst K	$45.00
These targets generally reflect each analyst’s estimate of the 12-month future public market trading price per share of Callon Common Stock and were not discounted to reflect present values. The range of undiscounted price targets for shares of Callon Common Stock was $34.00 per share to $60.00 per share.
The price targets published by equity research analysts do not necessarily reflect current market trading prices for shares of Callon Common Stock and these estimates are subject to uncertainties, including the future financial performance of Callon and future financial market conditions.
Morgan Stanley noted that the equity research analysts’ price targets were presented for reference purposes only and were not relied upon for valuation purposes.
APA
Morgan Stanley reviewed sell-side analyst price targets per share of APA Common Stock prepared and published by 14 equity research analysts during the one-month period ending January 2, 2024.

Morgan Stanley observed the following price targets:

Analyst	Price Target
Analyst A	$45.00
Analyst B	$38.00
Analyst C	$42.00
Analyst D	$50.00
Analyst E	$52.00
Analyst F	$42.00
Analyst G	$43.00
Analyst H	$52.00
Analyst I	$50.00
Analyst J	$42.00
Analyst K	$38.00
Analyst L	$35.00
Analyst M	$43.00
Analyst N	$44.00
These targets generally reflect each analyst’s estimate of the 12-month future public market trading price per share of APA Common Stock and were not discounted to reflect present values. The range of undiscounted price targets for shares of APA Common Stock was $35.00 per share to $52.00 per share.
The price targets published by equity research analysts do not necessarily reflect current market trading prices for shares of APA Common Stock and these estimates are subject to uncertainties, including the future financial performance of APA and future financial market conditions.
Morgan Stanley noted that the equity research analysts’ price targets were presented for reference purposes only and were not relied upon for valuation purposes.
No Offer or Solicitation
Communications in this Current Report on Form 8-K are for informational purposes only and are not intended to and do not constitute an offer to sell or a solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).
Additional Information and Where to Find It
In connection with the proposed transaction, APA has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes the Joint Proxy Statement/Prospectus. The Registration Statement was declared effective on February 15, 2024, and APA filed a prospectus on February 16, 2024 and Callon filed a definitive proxy statement on February 16, 2024. Callon and APA commenced mailing of the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about February 16, 2024. The proposed transaction will be submitted to Callon’s stockholders and APA’s stockholders for their consideration. Callon and APA may also file other documents with the SEC regarding the proposed transaction. This Current Report on Form 8-K is not a substitute for the Registration Statement and definitive Joint Proxy Statement/Prospectus that has been filed with the SEC or any other document that Callon or APA has filed or may file with the SEC and send to Callon’s stockholders and/or APA’s stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND APA ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CALLON, APA, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the Registration Statement and definitive Joint Proxy Statement/Prospectus, as each may be amended or supplemented from time to time, and all other relevant documents that are filed or will be filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Callon will be made available free of charge on Callon’s website at http://www.callon.com under the “Investors” tab or by contacting Callon’s Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by APA will be available free of charge on APA’s website at https://www.apacorp.com.
Participants in the Proxy Solicitation
Callon, APA and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon’s stockholders and APA’s stockholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2023 annual meeting filed with the SEC on March 13, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Callon’s website at http://www.callon.com. To the extent holdings of Callon’s securities by such executive officers and directors have changed since the amounts printed in the definitive proxy statement for Callon’s 2023 annual meeting, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding the executive officers and directors of APA is included in its definitive proxy statement for its 2023 annual meeting filed with the SEC on April 11, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing APA’s website at http://www.apacorp.com. To the extent holdings of APA’s securities by such executive officers and directors have changed since the amounts printed in the definitive proxy statement for APA’s 2023 annual meeting, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the definitive Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Stockholders of Callon and APA, potential investors and other readers should read the definitive Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions.
Cautionary Statement Regarding Forward-Looking Information
Certain statements in this Current Report on Form 8-K concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon’s or APA’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Private Securities Litigation Reform Act of 1995.
These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon’s stockholders or APA’s stockholders to approve the transaction and related matters; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and APA; the effects of the business combination of Callon and APA, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; the effects of commodity price changes; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.
Additional factors that could cause results to differ materially from those described above can be found in Callon’s Annual Report on Form 10-K for the year ended December 31, 2023, which is on file with the SEC and available on Callon’s website at http://www.callon.com under the “Investors” tab, and in other documents Callon files with the SEC, in APA’s Annual Report on Form 10-K for the year ended December 31, 2023, which is on file with the SEC and available on APA’s website at http://www.apacorp.com under the “Investors” tab, and in other documents APA files with the SEC, and in the Registration Statement.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor APA assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits

Exhibit No.	Description

104.1	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Callon Petroleum Company
(Registrant)

March 15, 2024	/s/ Joseph C. Gatto, Jr.
Joseph C. Gatto, Jr.
President and Chief Executive Officer